

January 18, 2012

Via E-mail
David M. Rainey
Chief Financial Officer
Debt Resolve, Inc.
150 White Plains Road, Suite 108
Tarrytown, NY 10591

> **Re:** **Debt Resolve, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Response dated December 29, 2011**
> **File No. 001-33110**

Dear Mr. Rainey:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please include the representations included at the end of our letter dated November 23, 2011 ("Tandy Representations") in your next response letter.

2. We cannot locate your responses to comments 15 and 16 in our letter dated November 23, 2011. Please provide responses to these comments, or advise.

3. We note your response to comment one in our letter dated November 23, 2011. Please also include a discussion of your balance sheet restructuring in your Management's Discussion and Analysis, with a view towards explaining to investors the way in which your reported financial information may not be indicative of your future financial condition. Refer to Instruction 3 to Item 303(a) of Regulation S-K. Alternatively, tell us why additional disclosure regarding your debt restructuring and

the impact that such restructuring had on your balance sheet is not material to investors. Please provide us with your proposed disclosure.

Item 1. Business, page 3

4. We note your response to comment two in our letter dated November 23, 2011 and your indication that you will file redacted versions of these contracts as exhibits. Please note that you must submit an application for confidential treatment of the information that you redact from any exhibits filed with the Commission and confirm that you will file any such requests as appropriate. Refer to Staff Legal Bulletin No. 1A, Confidential Treatment Requests, available on our website. We also note from your response that there are "only two contracts that comprise more than 10% of our revenue." Please explain how you have determined which contracts to file as exhibits, in light of your disclosure that "the loss of any of these contracts would have a material adverse impact upon our business."

Item 1A. Risk Factors, page 14

5. We note your disclosure on page 26 regarding the high and low market prices of your common stock in each quarter of the two most recent fiscal years. Please add a risk factor disclosing the risks stemming from the volatility of your common stock. Please also explain whether any particular factor(s) have resulted in or are anticipated to cause volatility in your stock price.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 31

6. We note your response to comment five in our letter dated November 23, 2011. Please provide us with your analysis as to how you determined that the amounts received from the funding sources listed in the third paragraph on page 28 are not material to an understanding of the way in which you finance your operations. In this regard, we note your disclosure that revenues generated have been insufficient to fund your operations. Accordingly, it appears that you are substantially dependent on outside funding sources to conduct operations. Alternatively, please provide disclosure similar to the disclosure provided on page 28 of your Form 10-Q filed on November 21, 2011 for the fiscal period ended September 30, 2011. If applicable, provide us with your proposed disclosure.

7. We note your response to comment six in our letter dated November 23, 2011. We also note that your auditor has expressed a going concern opinion. Please revise your discussion of liquidity to disclose management's viable plans to overcome the uncertainty of your ability to continue as a going concern, and to include a reasonably

detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12 month period following the date of the financial statements being reported upon and the amount of capital necessary to sustain operations. Your current disclosure in this regard appears to be overly generic. Your disclosure should provide enough detail that your readers gain insight into management's analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Note that any registrant that has identified a material liquidity deficiency must disclose the course of action the registrant will take to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350. Please provide us with your proposed disclosure.

Item 15. Exhibits and Financial Statement Schedules, page 51

8. We note your disclosure on page 27 regarding your recent sales of unregistered securities. Please file the forms of subscription agreement used in the private placements disclosed on page 27 as exhibits to your next current or periodic report. Please also file as an exhibit the form of warrant used in your August-September 2010 private placement. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director